Exhibit 99.6
Innovid, Inc.
(the Company)
Consent to act as a director of the Company
To: The Company
I consent to act as a director of the Company subject to, and with the benefit of the provisions of, the Company's certificate of incorporation with effect from the date of this letter.
I certify that I have attained the age of 18 years.
I am not disqualified by the bylaws and certificate of incorporation of the Company or any law from acting as a director of the Company.
I hereby agree for the following personal details to be entered into the Company's register of directors.

Full Name:	Steve Cakebread

Former names/aliases:	None

Date of Birth:	October 6th 1951

Nationality:	American

Place of Birth:	Tampa Fl

Country of birth:	USA

Occupation:	Executive

Residential address:

Steve Cakebread

1425 Brickell Ave Unit 55F

Miami, Florida 33131

USA

/s/ Steve Cakebread	October 25, 2021
Steve Cakebread	Date